Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

Kamada Ltd. and its subsidiaries

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2017	2016	2016
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,156	$6,476	$9,968
Short-term investments	27,986	20,722	18,664
Trade receivables, net	21,980	14,501	19,788
Other accounts receivables	2,683	4,022	3,063
Inventories	23,144	28,086	25,594

	87,949	73,807	77,077

Non-Current Assets
Property, plant and equipment, net	23,597	20,720	22,249
Other long-term assets	443	71	370

	24,040	20,791	22,619

	111,989	94,598	99,696
Current Liabilities
Current maturities of loans	602	416	412
Trade payables	12,004	8,916	16,277
Other accounts payables	6,299	4,744	5,614
Deferred revenues	4,816	4,858	4,903

	23,721	18,934	27,206

Non-Current Liabilities
Loans	1,501	1,502	1,364
Employee benefit liabilities, net	1,000	798	722
Deferred revenues	2,057	4,693	3,661

	4,558	6,993	5,747
Shareholder's Equity
Ordinary shares	10,399	9,320	9,320
Share premium	177,193	162,649	162,671
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	57	52	(27)
Capital reserve from available for sale financial assets	34	87	19
Capital reserve from share-based payments	10,413	9,768	9,795
Capital reserve from employee benefits	(81)	(59)	(81)
Accumulated deficit	(110,815)	(109,656)	(111,464)
	83,710	68,671	66,743
	$111,989	$94,598	$99,696

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Income (loss)

	Nine months period ended September 30,		Three months period ended September 30,		Year ended December 31
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands (except for per-share data)

Revenues from proprietary products	$50,568	$38,270	$17,058	$15,044	$55,958
Revenues from distribution	16,547	14,966	5,860	4,329	21,536

Total revenues	67,115	53,236	22,918	19,373	77,494

Cost of revenues from proprietary products	32,727	23,843	11,509	9,433	37,433
Cost of revenues from distribution	13,930	12,711	4,961	3,664	18,411

Total cost of revenues	46,657	36,554	16,470	13,097	55,844

Gross profit	20,458	16,682	6,448	6,276	21,650

Research and development expenses	10,056	12,024	3,418	4,415	16,245
Selling and marketing expenses	3,133	2,557	1,021	866	3,243
General and administrative expenses	6,270	5,688	2,323	2,014	7,643

Operating income (loss)	999	(3,587)	(314)	(1,019)	(5,481)

Financial income	266	388	92	90	469
Income (expense) in respect of currency exchange and derivatives instruments, net	(479)	(132)	-	(73)	127
Financial expense	(50)	(106)	(14)	(39)	(126)
Gain (loss) before taxes on income	736	(3,437)	(236)	(1,041)	(5,011)
Taxes on income	87	1,488	-	-	1,722

Net income (loss)	649	(4,925)	(236)	(1,041)	(6,733)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets	15	14	3	(32)	(54)
Gain (loss) on cash flow hedges	303	124	(69)	44	47
Net amounts transferred to the statement of profit or loss for cash flow hedges	(219)	(71)	(103)	(1)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	(22)
Total comprehensive income (loss)	$748	$(4,858)	$(405)	$(1,030)	$(6,835)

Earnings (loss) per share attributable to equity holders of the Company:
Basic earnings (loss) per share	$0.02	$(0.14)	$(0.01)	$(0.03)	$(0.18)

Diluted earnings (loss) per share	$0.02	$(0.14)	$(0.01)	$(0.03)	$(0.18)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	649	649

Other comprehensive income	-	-	15	-	84	-	-	-	99
Total comprehensive income	-	-	15		84		-	649	748
Exercise of share-based payment into shares	2	41	-	-	-	(41)	-	-	2
Issuance of ordinary shares, net of issuance costs	1,077	14,481	-	-	-	-		-	15,558
Cost of share-based payment	-	-	-	-	-	659	-	-	659
Balance as of September 30, 2017	$10,399	$177,193	$34	$(3,490)	$57	$10,413	$(81)	$(110,815)	$83,710

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Loss	-	-	-	-	-	-	-	(4,925)	(4,925)

Other comprehensive income	-	-	14	-	53	-	-	-	67
Total comprehensive income (loss)	-	-	14	-	53	-	-	(4,925)	(4,858)
Exercise of options into shares, net	*	*	-	-	-	*	-	-	*
Forfeiture of options	-	411	-	-	-	(411)	-	-	-
Cost of share-based payment	-	-	-	-	-	1,022	-	-	1,022
Balance as of September 30, 2016	$9,320	$162,649	$87	$(3,490)	$52	$9,768	$(59)	$(109,656)	$68,671

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2017	$9,321	$162,686	$31	$(3,490)	$229	$10,221	$(81)	$(110,579)	$68,338
Net loss	-	-	-	-	-	-	-	(236)	(236)
Other comprehensive income (loss)	-	-	3	-	(172)	-	-	-	(169)
Total comprehensive income (loss)	-	-	3	-	(172)	-	-	(236)	(405)
Exercise of share-based payment into shares	1	26				(26)			1
Issuance of ordinary shares, net of issuance costs	1,077	14,481	-	-	-		-	-	15,558
Cost of share-based payment	-	-	-	-	-	218	-	-	218
Balance as of September 30, 2017	$10,399	$177,193	$34	$(3,490)	$57	$10,413	$(81)	$(110,815)	$83,710

*Represent an amount of less than 1 thousands.

The accompanying Notes are an integral part of the Consolidated Financial Statements.

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of July 1, 2016	$9,320	$162,649	$119	$(3,490)	$9	$9,455	$(59)	$(108,615)	69,388
Loss	-	-	-	-	-	-	-	(1,043)	(1,043)
Other comprehensive income (loss)	-	-	(32)	-	43	-	-	-	11
Total comprehensive income (loss)	-	-	(32)	-	43	-	-	(1,043)	(1,030)
Exercise of options into shares, net	*	*	-	-	-	-	-	-	*
Cost of share-based payment	-	-	-	-	-	313	-	-	313
Balance as of September 30, 2016	$9,320	$162,649	$87	$(3,490)	$52	$9,768	$(59)	$(109,656)	$68,671

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2015 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	(6,733)	(6,733)
Other comprehensive loss	-	-	(54)	-	(26)	-	(22)	-	(102)
Total comprehensive loss	-	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise of options into shares	*	433	-	-	-	(433)	-	-	*
Cost of share-based payment	-	-	-	-	-	1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743

*Represent an amount of less than 1 thousand

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net gain (loss)	$649	$(4,925)	$(236)	$(1,041)	$(6,733)

Adjustments to reconcile gain (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment of equipment	2,648	2,631	903	922	3,501
Finance expense ( income), net	263	(150)	(78)	22	(470)
Cost of share-based payment	659	1,022	218	313	1,071
Income tax expense	87	1,488	-	-	1,722
Loss (gain) from sale of property and equipment	(49)	(23)	(4)	(33)	(18)
Change in employee benefit liabilities, net	278	11	137	396	(87)

	3,886	4,979	1,176	1,620	5,719
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(2,924)	8,948	863	1,644	3,489
Decrease in other accounts receivables	(393)	(654)	(547)	(801)	211
Decrease (increase) in inventories	2,450	(1,750)	928	235	742
Decrease (increase) in deferred expenses	872	(487)	(132)	287	(433)
Decrease in trade payables	(3,885)	(8,277)	(1,906)	(1,408)	(2,650)
Increase in other accounts payables	716	681	(473)	(45)	1,520
Increase (decrease) in deferred revenues	(1,691)	2,022	(1,238)	(987)	1,035

	(4,855)	483	(2,505)	(973)	3,914
Cash received (paid) during the period for:
Interest paid	(16)	(46)	(7)	(37)	(60)
Interest received	266	657	117	233	842
Taxes paid	(14)	(1,781)	(4)	(1,475)	(1,785)

	236	(1,170)	106	(1,279)	(1,003)

Net cash provided by (used in) operating activities	$(84)	$(633)	$(1,459)	$(1,673)	$1,897

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended September 30,		Three months period Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
	Thousands of US dollar

Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net	$(9,068)	$2,369	$(12,041)	$1,593	$4,236
Purchase of property and equipment	(3,407)	(1,904)	(792)	(435)	(2,641)
Proceeds from sale of property and equipment	57	41	4	20	42

Net cash provided by (used in) investing activities	(12,418)	506	(12,829)	1,178	1,637

Cash Flows from Financing Activities
Proceeds from exercise of share base payment	2	*	1	*	*
Receipt of long-term loans	279	1,701	279	-	1,701
Repayment of long-term loans	(380)	(159)	(142)	(98)	(211)
Proceeds from issuance of ordinary shares, net	15,558	-	15,558	-	-

Net cash provided by (used in) financing activities	15,459	1,542	15,696	(98)	1,490

Exchange differences on balances of cash and cash equivalent	(769)	14	(276)	(67)	(103)

Increase (decrease) in cash and cash equivalents	2,188	1,429	1,132	(660)	4,921

Cash and cash equivalents at the beginning of the period	9,968	5,047	11,024	7,136	5,047

Cash and cash equivalents at the end of the period	$12,156	$6,476	$12,156	$6,476	$9,968

Significant non-cash transactions

Purchase of property and equipment through capital lease	$282	$132	$-	$48	$132
Purchase of property and equipment	$398	$-	$398	$-	$1,968

* Represent an amount of less than 1 thousand

The accompanying Notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September 30, 2017 and for the nine and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-           Operating Segments

a.	General:

The Company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2017

Revenues	$50,568	$16,547	$67,115

Gross profit	$17,841	$2,617	20,458

Unallocated corporate expenses			(19,459)
Finance expense, net			(263)

Gain before taxes on income			$736

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	Unaudited
Nine months period ended September 30, 2016

Revenues	$38,270	$14,966	$53,236

Gross profit	$14,427	$2,255	16,682

Unallocated corporate expenses			(20,269)
Finance income, net			150

Loss before taxes on income			$(3,437)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2017

Revenues	$17,058	$5,860	$22,918

Gross profit	$5,549	$899	6,448

Unallocated corporate expenses			(6,762)
Finance expense, net			78

Loss before taxes on income			$(236)

	Proprietary Products	Distribution	Total
	Unaudited
Three months period ended September 30, 2016

Revenues	$15,044	$4,329	$19,373

Gross profit	$5,611	$665	6,276

Unallocated corporate expenses			(7,295)
Finance income, net			(22)

Loss before taxes on income			$(1,041)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,525	$3,125	$21,650

Unallocated corporate expenses			(27,131)
Finance income, net			470

Loss before taxes on income			$(5,011)

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.         Classification of financial instruments by fair value hierarchy

            Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
September 30, 2017
Marketable securities at fair value through profit or loss:
Equity shares	$79	$-
Mutual funds	442	-
Debt securities (corporate and government)	1,167	-
	1,688
Derivatives instruments	$-	$93
Available for sale debt securities (corporate and government)	$-	$8,162

	$1,688	$8,255
September 30, 2016
Marketable securities at fair value through profit or loss:
Equity shares	$75	-
Mutual funds	393	-
Debt securities (corporate and government)	1,054	$-
	1,522	-

Derivatives instruments	$-	$38
Available for sale debt securities (corporate and government)	$-	$19,201

	$1,522	$19,239
December 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	70	$-
Mutual funds	388	-
Debt securities (corporate and government)	1,032	-
	1,490	-

Derivatives instruments	-	(32)
Available for sale debt securities (corporate and government)	-	9,164

	$1,490	$9,132

b.
During the nine months ended on September 30, 2017 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.	Commencing January 1, 2017, the Israeli corporate tax rate was reduced from 25% to 24%.

b.
On August 2, 2017 the Company had a public offering on the NASDAQ of 3,333,334 shares at $4.5 per share. As part of the offering, the underwriters received a right to purchase an additional 500,000 ordinary shares to cover over-allotments at the same price per share. This option was fully exercise on August 30, 2017. The Company's total net proceeds from the issuance of the above shares were $15.6 million.

c.	On July 31, 2017 the Company's Board of Directors approved to grant share base payment to the Company's employees, management and directors. The share base payment grants are as follows:

1.
A grant of 398,450 options at a range of an exercise price of NIS 20.94 to NIS 21.99 per option and 48,669 restricted shares (“RS”) (with no exercise price) to the Company’s management and employees. The options are exercisable into ordinary shares. According to a calculation formula based on the Binomial Model, the fair value of the options and of the RSs was estimated at $583 thousands and $220 thousands, respectively.

2.
The grant of 18,000 options at an exercise price of NIS 21.99 per option and 6,000 RS to Mr. Amir London, the Company’s CEO. The options are exercisable into ordinary shares. The fair value of the options and of the RSs was estimated at $38 thousands and $27 thousands, respectively.

3.	The grant of 40,000 options at an exercise price of NIS 21.99 per option to board members at a fair value of approximately $85 thousands.

The grant of options to the board members and the grant of options and RS to Mr. Amir London are subject to the approval of the General Meeting of Shareholders of the Company that is scheduled on November 30, 2017.

d.
In August 2017, the Company received the Food and Drug Administration (FDA) approval for marketing the KamRAB, a post exposure prophylaxis product for the prevention of rabies in human beings, in the United States. The Company expects to start marketing the product in 2018.